July 1, 2013

Via EDGAR

Larry Sprigel, Esq. and Justin Kisner, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Zoom Telephonics, Inc.
Form 10-K for Year End December 31, 2012
Filed March 29, 2013
Form 10-Q for Period End March 31, 2013
Definitive Proxy Statement
Filed April 30, 2013
File No. 000-53722

Dear Mr. Sprigel and Mr. Kisner:

This letter is in response to the comments made by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its correspondence dated June 24, 2013 (the “Comment Letter”) to Zoom Telephonics, Inc. (the “Company”) with respect to the filings referenced above.

Set forth below are the Company’s responses to the comments in the Comment Letter. For your convenience, we have repeated your comments in bold.

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Form 10-K for the Fiscal Year Ended December 31, 2012

(2) Summary of Significant Accounting Policies, page F-7

(h) Revenue Recognition, page F-9

1.	We note based on your discussion on page F-8 you have significant consigned inventory. Please disclose your revenue recognition policy as it relates to consignment sales.

Response

We will revise future filings to include the following disclosure:

“When Zoom consigns inventory to a retailer, sales revenue for an item in that inventory is recognized when that item is sold by the retailer to a customer. The item remains in Zoom inventory when it is consigned, and moves out of Zoom inventory when the item is sold by the retailer.”

Form 10-Q for the Quarterly Period Ended March 31, 2013

Results of operations, page 13

2.
We note that sales in the first quarter of 2013 have significantly decreased when compared to the same period last year. Also we note that inventory balance has increased since December 31, 2012. Tell us how you considered the decrease in sales in your inventory valuation for obsolete and slow moving products.

Response

We will revise future filings to include the following disclosure:

“Zoom determines its inventory reserves for obsolete and slow moving products by reviewing for each Zoom product its past and forecast sales, open sales orders, inventory levels, planned product changes, and anticipated price drops.  Zoom takes a reserve if this data suggests that Zoom is likely to need to sell a product's inventory below its current inventory valuation in order to sell all of that product's  inventory within the next 12 months.”

Definitive Proxy Statement
Section 16(a) Beneficial Ownership Reporting Compliance, page 14

3. Please disclose the identity of the directors who failed to file a timely Form 4 disclosure.

Response

The four directors who failed to file a timely Form 4 are J. Ronald Woods, Bernard Furman, Joseph Donovan and Peter Kramer.  We will include this disclosure in future filings.

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As part of this response letter, the Company acknowledges the following:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response or any further comments, please contact the undersigned at 617-753-0003.

Very truly yours,

/s/  Frank Manning

Frank Manning
                       Chief Executive Officer